
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 09 2015
REGISTRATIONS BRANCH
16



SECURI 16021303
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-30780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/14 (MM/DD/YY) AND ENDING 6/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VSR Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*


VSR
FINANCIAL SERVICES INC.

F/A

8-30780

12/17/2015

SEC Central Regional Office
Joseph McCarthy, Regional
1801 California Street
Suite 1500
Denver, CO 30384

DEC 18 2015

Securities & Exchange Commission
Registrations Branch
100 F Street Northeast
Mail Stop 8031
Washington, DC 20549

Dear Madam/Sir:

On December 10, 2015, VSR Financial Services, Inc. ("VSR" or the "Firm") filed its annual report for the year ended June 30, 2015 along with accompanying documents, including an Exemption Report prepared in accordance with SEC Rule 17a-5(d). Unfortunately, through ministerial error, an incorrect version of the Exemption Report was included with the filing. Attached please find the final version of the Exemption Report dated December 10, 2015. Please substitute the attached Exemption Report for the one included in the December 10, 2015 filing.

The Firm has also corrected this mistake through the FINRA Firm Gateway. Please let me know if you have any questions whatsoever about this letter or the enclosure at (913) 234-8328.

Sincerely,

Eileen Quint
Chief Financial Officer
VSR Financial Services, Inc.

VSR Financial Services, Inc.'s
Exemption Report


RECEIVED
DEC 18 2015
189

VSR Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) The Company is unable to determine whether the Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year because the Company did not have a process in place to identify prompt transmittal exceptions in order to disclose each exception in this report in accordance with the requirements of Rule 17a-5(d)(4).

VSR Financial Services, Inc.

I, Jon M. Stanfield, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: Co-President
Date: 12/10/15

Appendix A – Management Discussion


RECEIVED
DEC 1 8 2015

VSR received and processed approximately 15,582 checks from July 1, 2014 to June 30, 2015.

The Company did not have a process in place to identify prompt transmittal exceptions for its clearing firm brokerage business, in respect of which the Company received approximately 11,785 checks during the fiscal year ending June 30, 2015.

The Company received approximately 3,867 checks with regards to its direct subscription way business of which:

- Approximately 1,160 checks were received for its variable annuity subscription way business for which the Company met the requirements of the SEC Order Granting Exemption to Broker-Dealers from Requirements in Rules 15c3-1 and 15c3-3 to Promptly Transmit Customer Checks (Exemption Order), Securities Exchange Act Release No. 56376 (Sept. 7, 2007), 72 FR 52400 (Sept. 13, 2007).
- The Company did not have a process in place to identify prompt transmittal exceptions related to approximately 1,827 checks received for its non-variable annuity subscription business prior to March 12, 2015, the date on which the NYLIFE no-action letter was issued. From March 12, 2015 through June 30, 2015, the Company met the requirements of the NYLIFE no-action letter. The Company received approximately 880 checks for its non-variable annuity subscription business from March 12, 2015 to June 30, 2015.

This Appendix A is not covered by the review report of PricewaterhouseCoopers LLP.